**Consent of Michael J Warren**
**Principal Consultant (Project Evaluations)**
**SRK Consulting (Australasia) Pty Ltd**
**Level 2, 44 Market St**
**Sydney, NSW, 2000**
**Australia**

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2010 for the year ended December 31, 2009 of the description of the report titled "Jinfeng Gold Mine, Guizhou Province China" dated October 10, 2007 and "White Mountain Project, Jilin Province, China" dated October 10, 2007 (the "Technical Reports") and to extracts from or a summary of the Technical Reports in public disclosure by Eldorado Gold Corporation and to the use of my name in this annual report as a named expert.

Dated as of the 31st day of March 2010

MJWarren

Michael J Warren (designation)